Exhibit 99.3

SCHEDULE OF FINDINGS

December 31, 2003

Statement of Condition: For 2 out of 30 items tested, contract payments were not always deposited into the custodial bank accounts and related bank clearing accounts within two business days of receipt.

Criteria: The Uniform Single Attestation Program for Mortgage Bankers, Section II, Item 1, requires that contract payments shall be deposited into the custodial bank accounts and related bank clearing accounts within two business days of receipt.

Recommendation: The Company should deposit contract payments into the custodial bank accounts and related bank clearing accounts promptly to ensure proper custody of contract payments in accordance with USAP minimum servicing standards.

Corrective Action Plan: The Company has isolated rare instances where it experiences system or staffing difficulties that delay the process in developing the information required to complete the trust cash transfer process with in the allotted time. In addition, the Company has experienced issues with its service providers that cause the Company to be unable to process the trust cash transfers in the allotted time. The Company will cross train additional staff in this area and continue to enhance its systems. In addition, service providers who do not meet service levels will be replaced.